Exhibit (a)(5)(K)

FINANCIAL CONTACT: John W. Hohener Executive Vice President and CFO Tel: (949) 221-7100 INVESTORS: Robert C. Adams Vice President of Corporate Development Tel: (949) 221-7100

Microsemi Completes Tender Offer

For Actel Corporation

IRVINE, Calif., November 2, 2010 – (GlobeNewswire) — Microsemi Corporation (Nasdaq:MSCC), a leading manufacturer of high performance analog-mixed signal integrated circuits, high reliability semiconductors and RF subsystems, today announced the successful completion of its tender offer, through its wholly owned subsidiary Artful Acquisition Corp., for all outstanding shares of Actel Corporation (NASDAQ:ACTL). The tender offer expired at 12:00 midnight, New York City time, on Monday, November 1, 2010. Based on information provided by Wells Fargo Bank, N.A., the depositary for the tender offer, approximately 23.1 million shares, representing approximately 87.9% of Actel’s outstanding shares, were validly tendered and not withdrawn in the offer, together with an additional 860,000 shares tendered by notice of guaranteed delivery. Artful Acquisition Corp. accepted for payment all such validly tendered shares. Microsemi does not intend to offer a subsequent offering period in connection with the offer.

Artful Acquisition Corp. intends to exercise its “top-up” option and thereafter will own sufficient common stock of Actel necessary to effect a "short-form" merger under California law pursuant to which Actel will become a wholly-owned subsidiary of Microsemi, without the need for a meeting of Actel shareholders. In connection with the short-form merger each outstanding share of Actel common stock will be converted into the right to receive $20.88 per share, the same price per share paid in the tender offer. Microsemi intends to complete such merger promptly and upon the completion of such merger Actel’s shares will cease to be traded on the NASDAQ Global Market.

"We are pleased to begin the integration and we look forward to continued execution of Microsemi’s growth strategy," stated James J. Peterson, Microsemi President and Chief Executive Officer. “The addition of Actel will deliver compelling synergies to Microsemi as it broadens our mixed-signal and radiation tolerant Aerospace & Defense product portfolio while at the same time expanding Microsemi’s growing system-level capabilities and continued trajectory up the value chain."

Microsemi will further discuss the acquisition on its upcoming earnings release call scheduled for November 11, 2010 at 1:45 pm Pacific Time.

About Microsemi Corporation

Microsemi Corporation, with corporate headquarters in Irvine, California, is a leading designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits, high reliability semiconductors and RF subsystems. The company’s semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Microsemi’s products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance and reliability, battery optimization, reducing size or protecting circuits. The principal markets the company serves include implanted medical, defense/aerospace and satellite, notebook computers, monitors and LCD TVs, automotive and mobile connectivity applications. More information may be obtained by contacting the company directly or by visiting its website at http://www.microsemi.com.

About Actel Corporation

Actel is the leader in low-power FPGAs and mixed-signal FPGAs, offering the most comprehensive portfolio of system and power management solutions. Power Matters. Learn more at www.actel.com.

Actel, IGLOO, Actel Fusion, ProASIC, Libero, Pigeon Point and the associated logos are trademarks or registered trademarks of Actel Corporation. All other trademarks and service marks are the property of their respective owners.

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This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Microsemi and Actel. The forward-looking statements in this release address a variety of subjects including, for example, the expected closing and benefits of the acquisition. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Actel’s business will not be successfully integrated with Microsemi’s business, including product mix and acceptance, gross margins and operational and other cost synergies; costs associated with the acquisition; matters arising in connection with the parties’ efforts to comply with and satisfy closing conditions relating to the transaction; failure to achieve expected gross margins and operational and other cost synergies; negative or worsening worldwide economic conditions or market instability; unfavorable conditions in end markets; potential non-realization of expected orders or non-realization of backlog; difficulties in closing or disposing of operations or assets or transferring work from one plant to another; increased competition and technological changes in the industries in which Microsemi and Actel compete; and other events that could negatively impact the completion or benefits of the transaction, including industry, economic or political conditions outside of our control. The forward-looking statements included in this release speak only as of the date hereof, and Microsemi does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances.